Exhibit 99.3

Transcript of Investor Presentation

Jonathan Leong

Thank you. I’m delighted to introduce Blackstone’s management team. With us today is Blackstone’s founder & CEO, Roger Dahle; CFO, James McCormick and VP of Marketing, Scott Stevenson.

A brief overview of our transaction. Ackrell SPAC is a unique blend of industry, financial and public company expertise and has $139 million cash-in-trust. We were formed to merge with a branded consumer business and there’s a strong strategic fit with Blackstone Products. Blackstone is the category-defining, high-growth producer of griddles for the large and on-trend outdoor cooking industry.

Our transaction implies a pro forma enterprise value of $900 million, or 11.1x 2022 estimated adjusted EBITDA of $81 million, which is a significant discount to our closest comp, Traeger. It’s a 37% discount to where Traeger IPO’d at 17.6x and a 28% discount to where it trades today at 15.3x.

The transaction will be funded by a combination of cash-in-trust, rolled-over equity, PIPE, and convertible note proceeds and existing shareholders will receive 71% of pro forma equity. The transaction is expected to result in a strong balance sheet with 2x net leverage and approximately $95 million of net proceeds (assuming no redemptions) to fund marketing efforts, new product development, and international expansion.

Before we begin, please note that as part of this presentation we may discuss forward-looking statements within the meaning of the safe harbor provisions of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, future results of operations, customer demand, and inventory and supply chain. Forward-looking statements are made based on the parties’ expectations and beliefs concerning future events and therefore involve a number of risks and uncertainties. You’re cautioned that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements are discussed elsewhere in this presentation, which has been concurrently filed as part of Ackrell’s Current Report on Form 8-K. All forward-looking statements are based upon information available to Ackrell and/or Blackstone as of the date hereof, and speak only as of the date hereof. The parties assume no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

With that, I’ll hand it over to Roger.

Roger Dahle

Thank you for joining us today. One of the things that we want to emphasize today is: with Blackstone you can cook for breakfast, lunch, and dinner and we really unlock all three meals. This is a great advantage to us over our competition. We have a broad demographic appeal with men, women, and even children using our products outside which is revolutionary. We bring families and communities together and we create a lot of fun all based around food.

Some of our numbers at a glance, we’re having another tremendous year. Our revenue is expected to be over $450 million. That’s up from $300 million last year. Our adjusted EBITDA is expected to be $58 million, up from about $35 million last year. We believe the growth we have in front of us is substantial. We’re planning for roughly $600 million in revenue next year. Another thing that I’m very proud of is our Net Promoter Score of 78. The closest competitor in our category is at about 68, so our customers love our products and that is reflected in our Net Promoter Score.

We have a wonderful variety of products anchored by our appliances which are about 75% of our revenue. We also have a wonderful assortment of accessories that complement the appliances. Those accessories include specific tools for griddle cooking, covers, and we’ve also introduced consumables, spices, and sauces that are specifically formulated to complement and enhance griddle cooking.

We enjoy a wide distribution of retailers in the United States anchored by Walmart, our largest customer and the largest retailer in the country. We also have other large national retailers like Lowe’s, Ace Hardware, Dick’s Sporting Goods, and Tractor Supply who love to sell the Blackstone product lines.

We are completely redefining the outdoor cooking category. This is not your grandpa’s charcoal grill that we’re talking about. The griddle is a flat top surface that you cook on as opposed to an open grate system like a traditional grill that has allowed us to create a brand new category in outdoor cooking. This is interesting because for the last couple of years we have absolutely increased the opportunity for sales. We are essentially making the pie bigger in the backyard cooking industry and we’re capturing the griddle space like nobody else. We’re adding the potential for increased sales by just expanding our SKU count with current customers and then we’ll move into some other opportunities for expanded growth as well that I’ll talk about later in the presentation.

As we look at our potential for future growth we really look at a couple of different things. The number of households in the United States and our market penetration. Our household penetration right now is extremely low and there are many people probably on this call today who haven’t even heard of our brand but after this call, you’ll learn and you’ll probably go buy one as soon as you can. We have opportunity as I mentioned to increase sales by just expanding our SKU count, by continuing to educate the consumer through our TV advertising and our social media outreach, and our international potential which we are just now beginning to go after. We believe the international market combined is about as big as the US market. We have huge potential for growth over the next five years.

Some of the key investment highlights are that we own the griddle category and we were the first company to bring griddles to the backyard. Griddles have been around for a long time in the commercial markets but Blackstone was the first company to bring griddles to the patio and as a result, we dominate that space. We will continue to grow rapidly in this space as we have incredibly passionate customers. If you look at our social media pages and see the engagement of our users you’ll get a flavor for that.

We are very pleased with our go-to-market strategy and the way we distribute our product between different types of retailers. We have great historical performance with their financials and again a lot of whitespace for growth. The other thing we have that I think is a real competitive advantage is a very passionate management team. Everybody here is fully engaged. We love the products that we sell, we all use them and we all have fun with them and we all try to outdo each other with what we cook on our Blackstones. This is a great combination of market share, product innovation, great distribution to our retailers, and an awesome management team.

So if you’ve never been exposed to Blackstone, take a look at this picture on slide 14 and you can get a flavor for what I’m talking about. On the left, we have a picture of a brand new product that we just introduced a year ago. Those handles underneath the control knobs for the burners are actually air fryer drawers. Air fryers are the largest selling indoor countertop appliance today in the marketplace and we combine that with an outdoor griddle and put it in the backyard. We are the first and only company that’s ever done that and we have patents on it by the way. So what that means when you’re cooking your hamburgers is you can now have French fries to go along with them. It’s a phenomenal product development that we have. There are also pictures of some of our accessories that are all made specifically for griddle use. What I really love is on the right you see pictures of customers. These are pictures that were taken by customers who tell us how much they love their Blackstone. What you’ll notice about these photos is that we’re not only on the patio but we’re on a lot of different places like on-the-go tailgating and camping. You’ll also notice a wide variety of demographics and different styles of food being cooked on the Blackstone. With a Blackstone, you can cook breakfast, lunch, and dinner. Three meals a day, 365 days a year equals 1095 meal opportunities on a Blackstone. None of my competition can make that claim.

Moving on to slide 15. When we started we had only one 36-inch griddle model. That’s a picture of the original one on the far left, but now we’ve expanded our product category to over 70 SKUs of griddles. We now have 17-inch, 22-inch, 28-inch, 30-inch, and 36-inch models.

As we expanded our appliance offering, we found that the consumer really wanted specific tools for griddle cooking. You just don’t need one spatula for cooking on a griddle. We have smash burger kits, crepe making kits, taco kits, and breakfast kits to make pancakes and egg rings to make breakfast sandwiches. We have very specific tools to enhance the consumer experience and unlock food variety on the griddle. Consumers are loving our tools.

We have an amazing seven-to-one attachment rate for our accessories and consumables. For every griddle we sell, we also sell seven accessories (including consumables). This blows my competition away. We have added consumables over the last 18 months, which include spices and “Sear & Serve” sauces that are specifically formulated for griddle cooking.

Looking a little bit more at our product differentiation, and how our product portfolio has grown over the years. We’ve studied the demographical users of our products and we have, in my opinion, the best demographics in the industry. We have so many different styles of food meaning we have so many different types of people who like to use our products. We have someone who likes to take a Blackstone to deer camp, we have a foodie that’s really into high-end food, we have moms who love the Blackstone because there aren’t flare-ups and she can cook a lot of food fast for her family. The different demographic personas we have for each of our product lines help with our go-to-market strategy. This enables us to sell certain lines to Walmart, certain lines to Ace, certain lines to Lowe’s, and so on. This helps each retailer so they’re not all selling the same thing trying to beat each other with the same product and drive the retail prices down.

So griddle cooking has absolutely exploded on social media. People started buying Blackstones and immediately started posting the food that they were cooking on it to share with their friends and family. Along the way we found five personalities that came to us through social media and they’ve now turned into full-time employees for the company. We have a professionally trained chef in Nathan Lippy, we have Todd Toven who is into hunting, camping, and all things adventure. Todd also does our live demonstrations and cooking for new store openings for different retailers and he does The Griddle More Tour that we’ve successfully done now for three years with Walmart. It has been extremely successful in driving awareness of our brand and our style of cooking and letting people realize all the food you cook on a griddle. As a result of that, our social media, which has been 100% organically grown, has just exploded. If you go to Facebook, you will see the different types of users groups that have been created by the end-user. We didn’t start any of the user groups. They started all on their own. Now TikTok has just been a phenomenal success for us. Videos with the Blackstone hashtag now have nearly 490,000,000 views and growing every day.

Another thing that’s been really cool about our brand is our favorable brand positioning in the marketplace. While we offer a very affordable and value-driven product, we’re still in the aspirational category as viewed by our customers and by people who’ve never heard of us who get exposed to it for the first time. We gain this information from a market survey that we do each year where we really look at the outdoor cooking category, the industry, our competition, and how our customer views our brand. We’re proud that we’re still up in the high aspirational category as compared to our competition.

On the next slide, we can highlight some things to you as to what makes the griddle so different. If you haven’t ever cooked on a griddle you may not really understand this, but how it started was I wanted to have a product that I could cook breakfast on. Cooking bacon in the house is just too stinky. Even though it tastes delicious, my wife doesn’t really like me doing it so I wanted to cook outside and I wanted to cook for a lot of people. You can do that on a griddle. As you’ll see, griddle cooking is fast, it’s easy, it’s fun, and it’s not intimidating to use. You can cook everything on the griddle that you can cook on a traditional grill and a thousand things you can’t. You can cook eggs, bacon, pancakes, smash burgers, teppanyaki stir fry, fish, steak, and even desserts on the griddle. You just can’t cook that variety on a traditional grill and that’s why this thing is just exploding because people are understanding how much fun and how much food you can cook on the griddle.

When we came into the market our competition looked at us as this cute little niche item that we were selling. Our retail customers looked at it as maybe the second or third item that could be sold to their customers because they thought all we were going to do was unlock breakfast on the patio. What we quickly discovered is that people started cooking smash burgers, and then they started cooking stir fry and street tacos and all of those kinds of things you can’t cook on a regular grill. As a result, we’ve been experiencing explosive growth. Really, we’re following the same trajectory as Traeger. We’re a couple of years behind them but we believe we’ll catch up and pass them and the rest of the gas industry too. By the way, for years, the industry was only charcoal grills and then gas was invented, and that took over as the number one selling unit but that whole industry has been so stagnant for the last ten years without much product innovation. It was a boring industry and nobody really wanted to sell anything into it. The innovation was going from red to blue, big deal. We have exploded and created a whole new category with new, exciting innovation because of the variety of food you can cook on a griddle.

On the next slide, we want to tell you that there’s more to a griddle than just a flat piece of steel with some burners underneath. There is a lot of technology and a lot of experience that goes into making a griddle work properly. You need to have the burner spaced just so, you need to have a certain distance from the griddle plate, the griddle plate needs to be a certain thickness, all of these different things make a big difference in the overall cooking experience. Along the way, we have patented over 24 innovations and we have about 30 that are pending and we aggressively defend our intellectual property.

This picture here shows our AirFryer Combo Griddle. Again, with rear grease technology that we’ve already defended successfully against some of our competitors who just copied us. It shows some of the other innovations that are really critical to making this work well. There’s a lot of work that is behind the scenes in making our griddles work just right.

I get really excited talking about current innovation and what we have in the pipeline. We don’t have enough time today or tomorrow to cover everything that’s coming out because there’s so much innovation coming. It’s really awesome and exciting. Just to touch on two points. We update the current designs we have every two to three years for our retail customers. We show many new upgraded features and color combinations and then we work with our customers on a two to three-year rolling program for the current product. We’re also developing an app that will go with some of our future products. The other thing that’s really cool is we’re the first company that’s introduced an electric griddle that goes outside and can be used inside. That’s a huge deal because that’s unlocked a whole new demographic of customers. Apartment owners, smaller households, and people who want to use electricity versus gas for environmental reasons. That is the category we’re going to continue to expand and grow in. We also have a revised pizza oven that we’re introducing next year that has phenomenal technology in it along with four issued patents for it. We will continue to innovate our accessories and develop and drive new items to market as we work with end-users and see what they’re using as well as expanding our consumable lines because of the high margin, high volume, and high turnover. As a quick note, it is interesting, if you want to buy our consumables right now you have to go to the lawn and garden department at Walmart. Eventually, we’ll get that placed in the grocery department where we believe it will really sell. Lastly, we think we have a huge potential for market expansion in the commercial area as we get our product to caterers who will buy our big griddles and use them for events and other catering opportunities.

Next, I want to talk a little bit about our relationship with our customers. We have a couple of customers that we do a huge amount of business with. Walmart is our biggest customer by far. Walmart really jumped in early with griddles and was a market innovator and an early adopter growing the space. They recognized it early and jumped in with us and collaborated together from the beginning to really develop an incredible program with Walmart. They now sell more than 14 different griddle models. Think about that. When I first started selling this I thought I could sell one 36-inch griddle and now Walmart sells 14 different versions of it. Right now that’s anything from a 17-inch all the way up to the AirFryer Combo that you saw earlier and everything in between.

Lowe’s is new. They just got back into the griddle business and they have four SKUs of griddles, so as we deepen our relationships with these customers we’re helping them realize that you need to go really wide with your griddle offering and go really deep with accessories. For instance, Walmart has eight feet of shelf space right to left dedicated to Blackstone accessories. There are almost 70 SKUs of accessories at Walmart. Unheard of right? It’s an unbelievable amount. So, as you look at our customer concentration, the reason that it is that way is that Walmart has a huge number of griddles for sale. Blackstone needs to be where our customers want to buy our products. We will continue to teach our other retail customers how successful griddle sales can be. Walmart sales may continue to grow while being a smaller percentage of the total pie over the next five years but, I love our retail distribution strategy.

As we look at where we’re going to grow over the next couple of years, those areas where we can have more success, some of the easy things are further market penetration in the United States. We aim to do that by continuing to increase our advertising and driving customers to retail sales.

We talked a little bit about international expansion. We’ve hired our first full-time in-house international sales manager along with our first contracted Blackstone representative in Mexico City. We also have dialogue going on right now with retailers in Australia, France, Germany, the UK, and many more retailers in South America. We believe this will also drive a lot of growth over the next couple of years.

Our direct-to-consumer business is only about 2% of our revenue right now. It’s very low and that’s mainly been because we have just supported our retail customers. We have a plan to drive that initiative much higher next year. We’re starting to test the market this year with spending on Google and some of the other social media platforms to see if we could drive more sales to our website. We drove more business than we had inventory so we had to slow that down considerably. We believe we can grow our direct-to-consumer business significantly over the next three to five years.

One of the findings that came from our annual market survey is this page right here (slide 25). Basically what I want to highlight is that a high percentage of people have never heard of the Blackstone brand. We actually like this because that just means we will continue to drive revenue by increasing our product awareness and household penetration in the United States and internationally. We have a lot of whitespace for growth as people learn more and more about Blackstone.

And by the way, we’ll do that by continuing our TV marketing campaign and our social media outreach. On that note, I’d like to turn the time over to our VP of Marketing, Scott Stevenson to walk us through some of our exciting social media results.

Scott Stevenson

Thanks Roger. As many of you know, more than half of consumers that are purchasing products digitally start their search on Amazon and Blackstone searches there outnumber both Weber and Traeger combined. Blackstone’s three meal-a-day, versatile cooking platform has created mass-market appeal and everyday use which means people are shopping more for Blackstone and our accessories.

Our strong growth is driven by the versatility of our cooking platform. Blackstone has untethered outdoor cooking from just the traditional summer-time BBQ foods. Consumers want to cook a variety of food to fit their culture and express themselves and their tastes… because there is more you can do on a Blackstone, there’s more opportunity for new creative recipes and greater opportunity for our users to engage with us and others online. There’s an entire lifestyle and ecosystem built around Blackstone that’s created an enormous amount of excitement. With the ability to cook so much variety around breakfast, lunch, and dinner on a Blackstone, it really becomes more integrated into your everyday life.

Our passionate community of Blackstone users is more active and engaged and as a result, we see more people creating and joining online user groups than any other brand in our category.

Overall our digital presence is very strong, we see tremendous search volume, we’re rapidly adding followers on every platform every day, and we’re seeing an explosion of content and conversation around our brand. Back to you Roger.

Roger Dahle

Thanks Scott. The number of organic user group members is really exciting.

Let’s talk more about international expansion. As we look at this opportunity we look at Weber doing almost half of their revenue outside the United States so we’re hoping in the future that we can get at least as high as 25% of our revenue from outside of the US. One of the advantages Blackstone has over Weber and Traeger is the fact that griddle cooking internationally is much more accepted than it is in the United States. In other words, you go to a lot of other countries and they’re already cooking their food on flat top griddles so when we get to those countries and we offer the variety of products that we have, and all the accessories that go with it, we anticipate awesome opportunity. I mentioned that we’re in negotiations right now for retail distribution in several different countries as we speak.

This next slide just gives you an introduction to our main facility in Xiamen, China, which is just north of Hong Kong by about an hour’s flight. The facility that we built is an enormous plant with up to 3500 workers in the busy season. The annual production out of this factory right now is about 3 million griddles a year. With future expansion and improvement in capital investments into that facility, we will continue to see an increase in production there. Now that’s our main facility but, we have other factories that we will have to utilize as our demand continues to grow. We have a manufacturing supplier agreement in place with this facility that gives us the assurances that we need going forward after the transaction. They’ve been a great partner and we plan on working with them for a long time.

Talking a little bit more about our supply chain and some of the issues we’re facing there right now. Right now all of our griddles are coming out of mainland China. In the future, we’re looking at Vietnam and other Southeast Asian countries to move into. We are heavily engaged right now with a Korean-owned factory in Vietnam, and we fully anticipate having production with them starting early next year. We’re also looking at the United States with some contract manufacturing here in the US, especially for some of our higher-end lines. Some of our accessories come from the US right now and from mainland China. We’re also looking at other countries outside the United States, like Vietnam, the Philippines, and Cambodia. We will have accessories shipping from some of those other countries, hopefully before Chinese New Year. This will allow us to reduce some of the heavy tariffs that we’ve been subject to. Our consumables will continue to be all made and sourced in the United States, including our spices and sauces and things that we eat and taste.

OK moving on to our management team. Like I mentioned earlier we have an unbelievably passionate management team. I’ll put these guys up against anybody in this industry or any other consumer products industry. James McCormick is new to our company. He will come on board to take over the position of CFO concurrent with the closing of the merger. He has great public company experience and we need to rely on that as we go through this transaction and move forward as a publicly-traded company. We’re thrilled that James plans to join us.

Looking at our board of directors right now. We have listed five anticipated members, myself, Brad Johnson, and Fred Beck. They both come with tremendous experience as CFOs and have great consumer products industry knowledge. We are thrilled to have Denise Garner, who is currently the Chief Innovation Officer at the Clorox Company, and Janet Lamkin who is a Senior VP at United Airlines. Mike Ackrell is the founder of Ackrell Capital and finally, we have Shawn Lee, President of Cowell Group who brings substantial supply chain experience to the group.

We’re now going to move into the financials of the company and for that, I’m going to turn the time over to James McCormick to walk us through those numbers.

James McCormick

Thank you very much for the introduction Roger. I’d like to now take us through historical and projected financial information for the company. As you can see on this slide (33) we have demonstrated strong historical growth, both from a revenue and profitability standpoint. This is reflected in the 72% revenue CAGR from 2016 to 2020. When we adjust for the impact of tariffs and one-off supplier pricing increases, gross profit grew at a 65% CAGR for that same period. We believe that gross margin in 2020 is more representative of our gross margin baseline that we are going to build on over time. When we looked at the free cash flow conversion percentage you’ll see that the percentage is very high which shows that this is not a capex heavy business.

We’ve demonstrated strong revenue momentum through September 30th of this year. A very interesting point is that Blackstone is no longer a seasonal business. We’ve been successful at expanding the selling season including things like creating National Griddle Week in April, supporting deer camp and tailgating in the fall, and gift-giving at Christmas time.

Roger previously explained our pillars of growth strategy which is reflected in this financial outlook. We have a billion dollars in revenue in sight and expect to achieve that during 2024. This is driven by a variety of things including further market penetration, international expansion, and new product introductions. This will represent 4 million griddles sold with increased ASP’s. In addition, gross margin percentage is projected to increase for a variety of reasons including diversification to additional factories and associated competitive pricing, and changing the product mix to higher-margin businesses like outdoor kitchens, and selling direct to consumers.

If we execute on our financial plan we expect to reach 17% adjusted EBITDA by 2024. As we look to the future, we believe we can reach $2 billion in revenue in the foreseeable future as we’re targeting over 10 million griddle units to be sold. This should result in a very attractive EBITDA margin of 22%. So, with that, I’d like to turn things over to Jonathan.

Jonathan Leong

Thanks James. Moving on to slide 39 and our transaction overview. Our transaction represents a pro forma enterprise value of $900 million or 11.1x 2022 estimated adjusted EBITDA of $81 million. Pro forma, Blackstone will be well capitalized with 2x net leverage and approximately $95 million of cash on the balance sheet (assuming no redemptions). Based on pro forma ownership, existing shareholders will own 71% of the pro forma equity, Roger will own 45%, Cowell will own 26%, and the remaining equity will be made up of public shareholders with 18%, PIPE shareholders with 4%, and sponsors with 7%.

Moving on to slide 40 and the valuation benchmarking. Investor appetite for the US outdoor cooking industry has been well demonstrated by the strong receptivity of recently IPO’d peers Traeger and Weber. Our transaction is at a material discount to Traeger, a 37% discount to where it IPO’d, and a 28% discount to where it trades today. It’s also a 23% discount to where Weber IPO’d and a 50% discount to where the consumer enthusiast peers, such as Yeti IPO’d.

Moving on to slide 41 and operational benchmarking, we think Blackstone stacks up extremely well against its peers from both a growth and margin perspective. With historical sales CAGR of 73% and projected growth of 35%, Blackstone outperforms the growth rates of Traeger, Weber, and the consumer enthusiast peers. On EBITDA margins, Blackstone is tracking Traeger closely at 13% vs 14% today, and by 2023 is expected to have similar margins at 16%.

On slide 42, going forward, we believe there is significant upside for investors. Blackstone has best-in-class industry growth and is priced at a significant discount at 11.1x today, so we believe there is a ton of room for multiple expansions. For example, at a 13.5x multiple, which is the average of where Traeger and Weber trade today, this would imply a discounted future enterprise value of $1.5 billion, or 71% of upside. With that, I’ll hand it back to Roger for closing remarks.

Roger Dahle

Thank you Scott, James, and Jonathan for those comments and insights. We’d like to just close by again re-emphasizing the key points of Blackstone and this opportunity that we presented. We are leaders in the griddle market and we’re going to continue to expand that. We’re expanding the customers and we’re bringing new customers into the outdoor cooking market every day. We are a leader in new product development. We have an awesome go-to-market strategy with wonderful distribution with our retail customers. Our historical financials are strong and the whitespace for growth over the next five years is just unbelievable.